

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Xavier Zee
Chief Financial Officer
AMTD IDEA Group
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

      Re: AMTD IDEA Group
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-39006

Dear Xavier Zee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Disclosure Review Program

cc: Shu Du